Exhibit A

Northstrive Fund II LP

120 Newport Center Drive, Newport Beach, CA 92660

Bluejay Diagnostics, Inc.
360 Massachusetts Avenue, Suite 203
Acton, MA 01720

March 11, 2026

Dear Members of the Board of Directors and Fellow Shareholders,

NorthStrive Fund II LP (“NorthStrive Fund”, “we”, “our” or “us”), a subsidiary of NorthStrive Companies Inc., headquartered in Newport Beach, California, is a significant shareholder of Bluejay Diagnostics, Inc. (the “Company” or “Bluejay”), as disclosed in our Schedule 13G filed with the U.S. Securities and Exchange Commission on February 5, 2026.

We believe, based on the Company’s current market capitalization and clinical trajectory, Bluejay is in a unique position today to capitalize and reward shareholders with an appealing biotechnology acquisition we have identified. We would like to recommend that the Company’s Board of Directors (“Board”) review this turnkey acquisition and financing opportunity that we believe could strengthen the Company’s clinical pipeline and accelerate shareholder value creation.

While we support the Company’s continued progress in advancing its current core program, SYMON™ II, we believe Bluejay has an immediate acquisition opportunity to further enhance its pipeline, and create shareholder value by acquiring a Phase 1 ready asset potentially capable of introducing near-term clinical catalysts.

Specifically, we believe the Company should evaluate a Phase-1-ready therapeutic opportunity outlined below, which we believe represents a compelling and ready-to-execute transaction capable of introducing new value-inflection points for shareholders.

Key Considerations

In evaluating opportunities to benefit shareholders and strengthen the Company’s clinical pipeline, we believe the Board should consider several strategic priorities:

Pipeline Expansion

●	Evaluate opportunities to add a Phase-1-ready or clinical-stage program with a differentiated mechanism of action, clear competitive advantage, and compelling risk-adjusted upside.

●	Prioritize assets targeting well-defined patient populations that allow for efficient clinical trial enrollment and meaningful commercial opportunity.

●	We believe expanding the pipeline would reduce single-asset risk while introducing additional clinical catalysts capable of enhancing the Company’s long-term shareholder value.

Near-Term Clinical Catalysts

●	Prioritize programs capable of generating meaningful clinical milestones within the next 12–24 months, with modest capital requirements and efficient clinical development.

●	Focus on assets with streamlined trial designs and accessible patient populations, allowing for efficient enrollment and timely data readouts.

●	Regular clinical catalysts can significantly enhance investor visibility and valuation for emerging biotechnology companies.

Shareholder Value Creation & Investor Awareness

●	Expanding the clinical pipeline may increase investor visibility and attract new institutional shareholders.

●	A broader pipeline with multiple development programs can enhance market awareness and support stronger long-term market valuation.

●	Companies with diversified clinical programs and regular catalysts often experience greater investor engagement and improved shareholder value over time.

The Potential Strategic Opportunity in Refractory Chronic Cough (“RCC”)

We believe the Board may benefit from reviewing and ultimately acquiring a Phase-1-ready therapeutic asset targeting refractory chronic cough (“RCC”), a debilitating condition affecting millions of patients globally and representing a significant unmet medical need. According to our research, the global treatment market for refractory chronic cough is estimated to exceed $10 billion annually and is expected to grow as new therapies are developed. [Source 1, Source 2]

The program is centered around a proprietary small-molecule inhibitor of fatty acid amide hydrolase (FAAH) designed to increase levels of the endogenous signaling molecule anandamide, which may help desensitize hyperactive sensory neurons responsible for triggering the cough reflex.

Key attributes of the program include:

●	Phase-1-ready asset with IND-enabling studies completed

●	Differentiated mechanism through peripheral FAAH inhibition designed to avoid central nervous system exposure

●	Strong biological rationale linking neuronal hypersensitivity to chronic cough

●	Preclinical proof of concept demonstrated in validated cough models

●	Multiple upcoming clinical milestones, including first-in-human dosing and Phase 1 safety and pharmacokinetic readouts

Potential expansion into additional indications, including:

●	Neuropathic pain

●	Hyperactive bladder

●	Migraines

We believe a program with this profile could introduce multiple near-term value inflection points while complementing the Company’s existing strategic direction.

Recent M&A

Interest from larger pharmaceutical companies in the RCC space has increased in recent years as the biology has become better understood and the commercial opportunity more visible. We believe the most notable recent transaction was GSK’s approximately $2.0 billion acquisition of BELLUS Health in 2023, driven by BELLUS’s late-stage P2X3 antagonist program in RCC. [Source 1, Source 2]. We believe these developments underscore both the scale of the opportunity and the willingness of larger players to acquire differentiated assets as clinical proof-of-concept begins to emerge.

Differentiation

Most advanced chronic cough programs have focused on the P2X3 receptor, a pathway associated with antitussive efficacy but commonly associated with taste disturbance as a tolerability limitation. [Source 3] By contrast, the opportunity we are presenting is mechanistically distinct: a peripherally selective FAAH inhibitor designed to increase anandamide levels and reduce hypersensitivity in airway sensory neurons while being designed to remain outside the central nervous system. We believe this differentiated approach may reduce the risk of centrally mediated side effects and may avoid the taste-related tolerability issues seen with P2X3 antagonists, while also creating potential for expansion into additional neuronal hypersensitivity indications.

Sources

Source 1: GSK — “GSK completes acquisition of BELLUS Health” (June 28, 2023).

Source 2: BioPharma Dive — “GSK to buy Bellus Health and its chronic cough drug for $2B” (Feb 2023).

Source 3: CHEST journal — “Benefit-Risk Profile of P2X3 Receptor Antagonists…” (notes taste disturbance as common adverse effect).

Parallel Financing Opportunity

Importantly, the Company has advised us that approximately $5,000,000 in financing may be available through a public company financing structure, contingent upon the successful combination of the asset within a public company platform.

This structure may allow the Company to advance the proposed program while strengthening its balance sheet and reducing near-term financing risk for shareholders.

Conclusion

We have completed preliminary due diligence on this opportunity and believe it represents a novel and differentiated program with the potential to introduce meaningful clinical catalysts and create substantial shareholder value.

The asset is currently available for acquisition, and financing is available. We would welcome the opportunity to provide the Company with our due diligence materials and facilitate direct engagement with the program’s representatives upon receipt of this letter.

Request for Board Review

We respectfully encourage the Board to promptly engage with us to review this opportunity, which we believe could meaningfully strengthen the Company’s development pipeline and accelerate shareholder value creation.

Please contact us at [***]. I will also make attempts to contact Mr. Dey and other members of the Board directly.

Northstrive Fund and Braeden Lichti hold no interest in or arrangement with the acquisition target.

Respectfully,

/s/ Braeden Lichti

Braeden Lichti, Manager of NorthStrive Fund II LP

About NorthStrive Fund II LP

NorthStrive Fund II LP is an investment vehicle and subsidiary of NorthStrive Companies Inc., headquartered in Newport Beach, California. NorthStrive Fund focuses on public and private investments.

Disclaimer

The information in this letter (“Letter”)   is for informational purposes only and does not constitute an offer to purchase or sell any security, nor does it constitute investment, legal, or financial advice.

The information contained herein is based on publicly available information relating to Bluejay Diagnostics, Inc. Except where otherwise indicated, the information in this Letter speaks only as of the date hereof, and NorthStrive Fund II LP undertakes no obligation to update or revise any statements contained herein.

The Letter may include forward-looking statements that reflect current views regarding future events, strategic alternatives, or potential outcomes. Forward-looking statements are typically identified by words such as “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would,” or similar expressions. These statements involve risks and uncertainties, many of which are beyond NorthStrive Fund’s control. Actual results may differ materially from those expressed or implied in such statements.

Any financial estimates or projections included herein, including those contained in the financial model referenced in this Letter, are based on assumptions believed to be reasonable but are inherently subject to uncertainty and may not reflect actual outcomes. Shareholders should conduct their own independent analysis and reach their own conclusions regarding the matters discussed herein.

NorthStrive Fund II LP currently beneficially owns securities of the Company. NorthStrive Fund reserves the right to increase or decrease its ownership of Company securities at any time, including through purchases, sales, derivatives, or other transactions, subject to applicable law. NorthStrive Fund also reserves the right to engage in discussions with the Board of Directors, management, shareholders, or other parties regarding strategic alternatives or other matters relating to its investment in the Company.

Although NorthStrive Fund believes the information contained herein to be reliable, it makes no representation or warranty, express or implied, as to the accuracy or completeness of the information and expressly disclaims any liability arising from reliance on such information.

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